Peak Fintech Signs Exclusive Partnership
Agreement with Pre-Owned Vehicle Trading
Platform YouCKU

Montreal, Quebec--(Newsfile Corp. - October 6, 2021) - Peak Fintech Group Inc. (CSE: PKK) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that it has signed an exclusive partnership agreement with pre-owned vehicle trading platform YouCKU to provide YouCKU with after sale used car warranty policies, extended warranty policies and on-site vehicle repair and replacement policies.

YouCKU (https://www.youcku.com/) is one of China's largest pre-owned vehicle trading platforms with over 42,000 affiliated car dealers, 87 physical delivery centres, servicing more than 240 cities in almost every province and region in China. In addition to providing a platform for vehicle owners to sell their vehicles, YouCKU also provides residual value consulting, helps car rental companies manage their vehicle replacement cycles and place regular orders to the OEMs, as well as assist downstream car dealers with stable vehicle sources. What distinguishes YouCKU from other platforms is the use of AI and a self-developed big data system to provide its services, something that not only contributed to today's announced partnership with Peak, but also captured the attention of global investment firm Cathay Capital (https://www.cathaycapital.com/), who made a significant investment in YouCKU in November 2020.

"The investment obtained from Cathay last year really helped us on the R&D front," commented YouCKU Founder and CEO Tianshi Shen. "We believe that our value differentiator will continue to follow our emphasis on AI and big data. So naturally we jumped at this opportunity to work with the Peak group, which also leverages big data and AI to complement our service offering and allow us to efficiently deliver more value to our clients and stakeholders," concluded Mr. Shen.

The partnership agreement between YouCKU and Peak is the first that is directly linked to Peak's recent acquisition of the Heartbeat Insurance platform, through which Peak's services will be provided to YouCKU. Under the terms of the agreement, each vehicle sold through the YouCKU platform will include a basic extended warranty policy with the option to add more coverage, which will be suggested to clients based on data analyzed by the platform. YouCKU expects to sell about 3,000 vehicles per month by the end of 2021 and at least double that amount by the end of 2022.

"We really admire what YouCKU has done and how the company has been able to use AI and analytics to transform the pre-owned vehicle market in China," said Peak China CEO Liang Qiu. "We believe there are tremendous opportunities here for us to work together and not just on the insurance products. With everything else our Business Hub has to offer, what YouCKU is already doing in the pre-owned vehicle space and our combined abilities to leverage AI and the massive amount of data that will be at our disposal, we believe we can develop a business model that not only impacts the Chinese market, but one that could be replicated in other pre-owned vehicle markets around the world."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

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Facebook: @peakfintech

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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